Titan Medical Reports Second Quarter 2018 Financial Results

TORONTO (August 13, 2018) – Titan Medical Inc. (TSX: TMD) (NASDAQ: TMDI) (“Titan” or “the Company”), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the three months ended June 30, 2018.

All financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended June 30, 2018 may be viewed on SEDAR at www.sedar.com.

David McNally, President and CEO of Titan Medical, said, “During the second quarter and recent weeks we made excellent progress advancing the development of the SPORT Surgical System, including achieving all stated milestones. We believe the care we are taking now to incorporate surgeon feedback into product design, as well as placing a rigorous focus on training modules will support a successful product launch, which is expected in 2020. Specifically, our milestone achievements during the quarter include planning software development and product upgrades; demonstrating the first two modules of our simulation software; prototyping, testing and procuring surgeon feedback on revised workstation controls; completing software and hardware change requirements and finalizing computer and software architecture for production systems; and completing revisions and demonstrating performance of the instrument and lens wash system.

“We have also strengthened our team. We increased the size of our board to six directors with the appointment of Domenic Serafino, a long-standing medical technology veteran. In recent weeks we expanded the advisory role for Dr. Arnold Advincula to include clinical education and hospital economics. Dr. Advincula has served on our Surgeon Advisory Board for the past four years.”

Mr. McNally added, “We achieved a watershed event with the listing of our common stock on the Nasdaq Capital Market. We believe this listing expanded awareness of Titan among U.S. investors, and note that trading on Nasdaq is quite liquid. We also believe this listing supported our recent $19 million equity capital raise from U.S. institutional and Canadian investors, which provides funds to continue development of the SPORT Surgical System. For the first time, Titan Medical’s shareholder base now includes a number of U.S.-based healthcare investors.”

Business highlights for the second quarter of 2018 and recent weeks include:

•

On April 16, 2018, a surgeon-authored abstract highlighting the early European experience with the SPORT Surgical System was presented at the Society of American Gastrointestinal and Endoscopic Surgeons Annual Meeting in Seattle.

•	On May 3, 2018, the Company presented at the Annual Bloom Burton & Company Healthcare Investor Conference in Toronto.
•	On June 1, 2018, the Company announced a 1-for-30 reverse stock split in anticipation of listing its common stock on the Nasdaq Capital Market.
•

On June 18, 2018, David McNally presented in the plenary session at the Society of Robotic Surgery 2018 Annual Meeting in Stockholm; two abstracts were also presented highlighting multi-disciplinary preclinical work from two of Titan’s Centers of Excellence, Florida Hospital Nicholson Center and IHU Strasbourg.

•

On June 20, 2018, Jasminder Brar, Titan’s Director of Strategic Development and Intellectual Property, was recognized as a global IP strategy leader by Intellectual Asset Management, a business media platform.

•	On June 27, 2018, Titan Medical’s common stock commenced trading on the Nasdaq Capital Market under the symbol TMDI.
•	On June 28, 2018, Domenic Serafino joined the Company’s board of directors.
•	On August 2, 2018 the Company announced the expansion of Dr. Arnold Advincula’s advisory role.
•	On August 7, 2018 the Company announced the pricing of common stock and warrants at US $2.50 per unit, for gross proceeds of a minimum of US $16,000,000 and a maximum of US $20,000,000.

Financial results for the second quarter of 2018 include (all comparisons are with the second quarter of 2017, unless otherwise stated):

•	Research and development expenses were $6,246,275, compared with $2,704,054.
•	Net and comprehensive loss was $5,885,415, compared with a net and comprehensive loss of $1,865,913.
•	The Company completed a public offering on April 10, 2018 raising gross proceeds of $8,035,941.
•	The Company completed a public offering on August 10, 2018 raising gross proceeds of $19,198,935.
•	Cash, cash equivalents and deposits with product development service providers as of June 30, 2018 were $26,404,682, compared with $28,668,927 as of December 31, 2017.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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